April 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Joe Ambrogi

Re:	SmartStop Self Storage REIT, Inc.

Registration Statement on Form S-4

File No. 333-264087

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, SmartStop Self Storage REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (ET) on April 18, 2022 or as soon thereafter as practicable.

Please contact Michael K. Rafter (404-322-6627) or Erin Reeves McGinnis (404-322-6208) of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, with any questions about this acceleration request. Please notify either of the foregoing when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,
SmartStop Self Storage REIT, Inc.
By:	/s/ H. Michael Schwartz
H. Michael Schwartz
Chief Executive Officer